SUB-ITEM 77D
Policies with respect to security investments

(a)      N/A
(b)      N/A
(c)      N/A
(d)      N/A
(e)      N/A
(f)      N/A
     (g) Equity Growth Fund, Global Gold Fund, Global Natural Resources Fund, Small Cap Quantitative Fund, and Utilities Fund, each clarified the description of its investment strategy in the prospectuses to state that the fund invests at least 80% of its assets in securities implied by its name as required under Rule 35d-1.